EXHIBIT 99.9

                                 Form 51-102F1

                                BANRO CORPORATION
       INTERIM MANAGEMENT'S DISCUSSION AND ANALYSIS - FIRST QUARTER 2004

The following management's discussion and analysis ("MD&A") provides a review of the activities, results of operations and financial condition of Banro Corporation (the "Company") for the three month period ended March 31, 2004, as well as future prospects of the Company. This MD&A should be read in conjunction with the unaudited consolidated financial statements of the Company for the three month period ended March 31, 2004, together with the MD&A and audited consolidated financial statements of the Company for the year ended December 31, 2003. This MD&A is incremental to the disclosure included in the MD&A in respect of the audited consolidated financial statements of the Company for the year ended December 31, 2003. As the Company's financial statements are prepared in United States dollars, all dollar amounts in this MD&A are expressed in United States dollars unless otherwise specified. Additional information relating to the Company is available on SEDAR at www.sedar.com. This MD&A is dated May 28, 2004.

General
-------

During the first quarter of 2004, the Company continued to gather information necessary to complete the planning of an exploration program for the next 18 months with respect to the Company's gold properties in the Democratic Republic of the Congo (the "DRC"). Preparations are underway for a team of geologists and mining engineers, as well as the Company's President, to visit in early June 2004 all four of the Company's properties in eastern DRC. The Company expects that this visit will help assess in greater detail the exact nature and extent of, and the budget required for, an exploration program in respect of each of the Company's four projects.

Results of Operations
---------------------

For the three month period ended March 31, 2004, the Company reported a net loss of $768,346, or $0.07 per share, compared to a net income of $177,737, or $0.01 per share, reported for the three month period ended March 31, 2003. This loss was most significantly impacted by the recording of $404,675 of employee stock compensation expense pursuant to the adoption by the Company in fiscal 2003 of the fair value method of accounting for stock options granted to employees, directors and officers. In addition, compared to the first quarter of 2003, notable increases occurred in the first quarter of 2004 in office and sundry, salary and travel and promotion expenses due to the resumption of the Company's activities in the DRC. Despite the overall increase in expenses during the first quarter of 2004, consulting expenses during this period decreased to $759 as compared to $58,873 during the first quarter of 2003, which were incurred in connection with the negotiations with the government of the DRC regarding the return of the Company's gold properties in the DRC.

The net income recorded by the Company during the first quarter of 2003 was most largely impacted by a foreign exchange gain of $138,845 resulting from fluctuations in the value of the U.S. dollar relative to the Canadian dollar, and by the recovery of legal fees of $299,056 in relation to a successful legal case as discussed in note 10 of the audited consolidated financial statements of the Company for the year ended December 31, 2003.



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


Summary of Quarterly Results
----------------------------

The following table sets out certain unaudited consolidated financial information of the Company for each of the last eight quarters, beginning with the first quarter of 2004. This financial information has been prepared in accordance with Canadian generally accepted accounting principles. The Company's reporting currency is the U.S. dollar. The Company's measurement currency is the Canadian dollar and the measurement currency for each of the Company's subsidiaries is the U.S. dollar.

--------------------------------------------------------------------------------
                                2004         2003          2003         2003
--------------------------------------------------------------------------------
                             1st quarter   4th quarter  3rd quarter  2nd quarter
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
Net loss                   $   (768,346)   $ (549,728)   $(243,720)   $(245,271)
--------------------------------------------------------------------------------
Net loss per share         $      (0.07)   $    (0.06)   $   (0.02)   $   (0.02)
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                                2003         2002          2002         2002
--------------------------------------------------------------------------------
                             1st quarter   4th quarter  3rd quarter  2nd quarter
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
Net income (loss)          $    177,737    $(478,824)   $(427,289)    $(261,552)
--------------------------------------------------------------------------------
Net income (loss) per share $      0.01    $   (0.05)   $   (0.04)   $    (0.03)
--------------------------------------------------------------------------------

The increase in the first quarter of 2004 in the Company's net loss, compared to the fourth quarter of 2003, is due to the general increase in operating expenses as a result of the resumption of the Company's activities in the DRC. Results for the fourth quarter of 2003 were impacted by the prospective adoption by the Company of stock-based compensation to employees, directors and officers which was only recognized at December 31, 2003. This resulted in an additional expense during the fourth quarter of 2003 in the amount of $378,724. The net income recorded in the first quarter of 2003, as explained above, was affected by a foreign exchange gain and the recovery of legal fees. Changes in 2002 third and fourth quarters results compared to the previous two quarters of the same year are due mainly to increased travel and consulting activities pertaining to the return of the Company's assets in the DRC.

Liquidity and Capital Resources
-------------------------------

The Company does not currently generate revenues and relies primarily on equity financings to fund its activities. This exposes the Company to market risks, in addition to the risks associated with the Company's properties being located in the DRC and the risks associated with the resource exploration industry generally.

As at March 31, 2004, the Company had working capital of $12,168,746 compared to working capital of $961,068 as at December 31, 2003. The Company's working capital position is mostly comprised of cash raised during the first quarter of 2004 from the exercise of 430,000 stock options and 250,000 common share purchase warrants and from a private placement of 2,000,000 common shares. The Company's current cash position is considered sufficient for planned exploration expenditures on the Company's Twangiza-Namoya gold belt and for general and administrative expenses for at least the next 18 months.

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


Following March 31, 2004, the Company received an additional $156,744 in cash from the exercise of 100,000 common share purchase warrants and 10,000 stock options.

Currently, the Company has no significant long term contractual obligations and no long term debt.

Deferred Exploration Expenditures
---------------------------------

The following table provides a breakdown of the Company's deferred exploration expenditures on a property-by-property basis:

                                  Banro Congo  Kamituga  Lugushwa   Namoya     Twangiza         Total
                                  -----------  --------  --------   ------     --------         -----
Balance 12/31/2003 $ 273,960      $   273,960  $      -  $      -   $    -     $ 48,730      $ 322,690
                                 ---------------------------------------------------------------------
Administrative and
office support                         55,480         -         -        -            -         55,480
Geologists                             21,900         -         -        -       48,993         70,893
Travel                                  8,000         -         -        -            -          8,000
Legal                                  24,305         -         -        -            -         24,305
Mining property
fees and taxes                          3,130         -         -        -            -          3,130
Depreciation                            4,599         -         -        -            -          4,599
                                 ---------------------------------------------------------------------
Balance 03/31/2004               $    391,374  $      -  $      -   $    -     $ 97,723      $ 489,097
                                ======================================================================

Outstanding Share Data
----------------------

The authorized share capital of the Company consists of an unlimited number of common shares and an unlimited number of preference shares, issuable in series. As at May 28, 2004, the Company had outstanding: (a) 13,217,844 common shares;
(b) warrants to purchase 120,000 common shares; and (c) stock options to purchase 1,441,500 common shares.























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